SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        GENISYS RESERVATION SYSTEMS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE .0001 PER SHARE
                         (Title of Class of Securities)


                                    372299107
                                 (CUSIP Number)


                                  Irwin D. Rowe
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10016
                                 (212) 425-0400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 8, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.: 372299107

1.     NAME OF REPORTING PERSON:

         Thomas L. Kempner and William A. Perlmuth, Ttes. U/W
         C. M. Loeb F/B/O Thomas L. Kempner

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]
                                                          (b)  [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
         PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:
         526,839       assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:
         526,839       assuming full conversion of convertible notes

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         526,839      assuming full conversion of convertible notes

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                     [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          10.8%

14.     TYPE OF REPORTING PERSON:
          OO

 CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

        Thomas L. Kempner, Henry A. Loeb, Elisabeth L. Levin and Jean L. Troubh, Ttes. U/W C.M. Loeb F/B/O Henry A. Loeb's Children

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a) [X]
                                                      (b) [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
         PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):        [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:
         126,441      assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:
         126,441      assuming full conversion of convertible notes

10.        SHARED DISPOSITIVE POWER:

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         126,441      assuming full conversion of convertible notes

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                             [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            2.8%

14.     TYPE OF REPORTING PERSON:
         OO

 CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         Warren D. Bagatelle

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [X]
                                                          (b) [ ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
         PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):             [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:
         212,030 assuming full conversion of convertible notes and full exercise of options

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:
         212,030 assuming full conversion of convertible notes and full exercise of options

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         212,030 assuming full conversion of convertible notes and full exercise of options

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                  [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           4.7%

14.     TYPE OF REPORTING PERSON:
         IN

CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:
         HSB Capital

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
         WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:
         21,072     assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:
         21,072     assuming full conversion of convertible notes

10.   SHARED DISPOSITIVE POWER:

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        21,072      assuming full conversion of convertible notes

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                    [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         .5%

14.   TYPE OF REPORTING PERSON:
         PN

 CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:
         Loeb  Partners Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
         WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):             [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:
          62,109 assuming full conversion of convertible notes and full exercise of options

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:
          62,109 assuming full conversion of convertible notes and full exercise of options

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           62,109 assuming full conversion of convertible notes and full exercise of options

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                              [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           1.4%

14.     TYPE OF REPORTING PERSON:
           CO-BD

ITEM 1.           SECURITY AND ISSUER.

     This statement refers to the Common Stock of Genisys Reservations Systems, Inc. (the "Company"), 2401 Morris Avenue, Union, New Jersey, 07083. Joseph Cutrona is its President.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)  The names of the persons filing this statement are:

                  Thomas L. Kempner and William A. Perlmuth, Ttes. U/W C.M. Loeb F/B/O Thomas L. Kempner

                  Thomas L. Kempner, Henry A. Loeb, Elisabeth L. Levin and Jean L. Troubh, Ttes U/W C.M. Loeb F/B/O Henry A. Loeb's Children

                  Warren D. Bagatelle

                  HSB Capital

                  Loeb Partners Corporation

                  (b) The business address of the persons filing this statement is 61 Broadway, New York, New York, 10006.

                  (c) Thomas L. Kempner is chief executive officer, and controlling stockholder of Loeb Partners Corporation, a registered broker/dealer, and of its parent, Loeb Holding Corporation.

                  William A. Perlmuth is of counsel to Stroock & Stroock & Lavan, 180 Maiden Lane, New York, New York, 10038, law firm.

                  Henry A. Loeb is a director of Loeb Partners Corporation and its parent corporation. Elisabeth L. Levin and Jean L. Troubh are the
daughters of Henry A. Loeb.   Margaret L. Kempner is the sister of Henry A. Loeb
and the mother of Thomas L. Kempner.

                  Warren D. Bagatelle is a managing director of Loeb Partners Corporation and he is Chairman and a director of the Issuer. He is a partner of HSB Capital. Charles E. Roden is a partners of HSB Capital. He is a managing director of Josephthal, Lyon & Ross.

                  Loeb Partners Corporation is a registered broker-dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Henry A. Loeb is Vice Chairman and a director of Loeb Partners Corporation. Irwin D. Rowe is an Executive Vice President and also a director of Loeb Partners Corporation. Henry A. Loeb is an uncle of Thomas L. Kempner.

                  (d) and (e). None of the individuals named have, within the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f) All of the individuals named are United States citizens. Loeb Partners Corporation is a Delaware corporation.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

                  Personal, trust, partnership or corporate funds, as the case may be were used to acquire the securities referred to in Item 5.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The shares, the ownership of which is reported hereby, were acquired for investment purposes. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, in accordance with applicable regulations. They may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but the reporting persons are not presently aware of any plans or proposals required to be described in answer to Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of April 17, 1997, shares of the Common Stock of the Issuer and Convertible Notes of the Issuer were beneficially owned as follows:

                              COMMON STOCK            Convertible Notes
                                                   Dollar          Convertible
                                                                   Into.*

Trust F/B/O Thomas L. Kempner  326,839             $18,750           200,000
Trust F/B/O Henry A.
Loeb's Children                 78,441               4,500            48,000
Warren D. Bagatelle            104,596               6,125            65,335
HSB Capital                     15,036                 750             7,999


* The Convertible Notes currently mature in twelve equal quarterly installments commencing April 1, 1998, and are currently convertible into Common Stock at $0.09375 per share.

       The Issuer currently has 4,330,594 shares of Common Stock outstanding.

       In addition, Warren D. Bagatelle and Loeb Partners Corporation have options to purchase from the Reporting Persons an aggregate of 42,099 and 62,109 shares, respectively, of the Common Stock assuming full conversion of the Convertible Notes, at a purchase price of 150% of the cost of the shares to the Reporting Persons, less any prior distributions received by those Reporting Persons.

       Assuming conversion of all Convertible Notes, the persons named in answer to Item 2(a) hereof will own an aggregate of 883,087 shares of Common Stock, constituting 16.9% of the 5,213,681 shares of Common Stock which will be outstanding, assuming such conversion.

                  (b)      See the answer to Item 2 hereof.

                  (c) Shares of Common Stock of the Issuer sold in the over-the-counter market pursuant to SEC Rule 144 are as follows:

                                  NO. OF SHARES        DATE             PRICE
Trust F/B/O Thomas L. Kempner      70,000             4/8/97            $5.00
                                   24,252             4/23/97           $5.00
Trust F/B/O Henry A. Loeb's
Children                           16,800             4/8/97            $5.00
                                    5,820             4/23/97           $5.00
Warren D. Bagatelle                29,139             4/8/97            $5.00
                                    7,761             4/23/97           $5.00
HSB Capital                         2,800             4/8/97            $5.00
                                      971             4/23/97           $5.00


                  (d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In February 1995, Loeb Holding Corporation, as agent ("Loeb"), for the Reporting Persons and three unaffiliated individuals, agreed to loan the Company $500,000 evidenced by a series of Convertible Promissory Notes. In September, 1995, Loeb converted the Convertible Promissory Notes into 841,455 common shares of the Company and two Term Promissory Notes, one in the principal amount of $475,000 and the other in the principal amount of $25,000.

     The principal amount of the $475,000 Term Promissory Note is to be repaid in twelve equal quarterly payments commencing two (2) years from the date thereof. Prepayments may be made at any time without penalty. Interest is accrued at a rate of 9% per annum and interest payments are to made quarterly at the end of each calendar quarter, or at such earlier date that the Term Promissory Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided therein. Interest began to run from the date that the monies were advanced to the Company.

     The Term Promissory Note in the amount of $25,000 and an additional Note in the amount of $12,500 issued in December 1995 have been modified. Such Notes provide for accrued interest at the rate of 9% per annum payable quarterly commencing September 1997 and unless previously converted the principal amount of each note is to be repaid in twelve equal quarterly installments, commencing April 1, 1998, or on such earlier date as such notes provide. The notes are convertible at the sole option of the holder into an aggregate of 400,000 common shares of the Company.

     On September 5, 1995 the Company entered into a three year consulting and investment banking agreement with Loeb Partners Corporation. Under the terms of the agreement the Company pays Loeb Partners Corporation $3,000 per month. Loeb Partners Corporation will also receive a fee for arranging private financing and acquisitions. Mr. Warren D. Bagatelle, a Director and Chairman of the Company, is a Managing Director of Loeb Partners Corporation.

     During December 1995, Loeb agreed to loan the Company $250,000 evidenced by a series of Convertible Promissory Notes ("Convertible Promissory Notes"). In November 1996, Loeb converted the Convertible Promissory Notes into (i) two Term Promissory Notes, one in the principal amount of $237,500 and the other in the principal amount of $12,500 issued in December 1995 (as described above) and
(ii) 420,728 shares of Common Stock of the Company, of which 420,000 shares of Common Stock are owned by four unaffiliated parties.

         The principal amount of the $237,500 Term Promissory Note is to be repaid in twelve equal quarterly payments commencing two (2) years from the date thereof. Prepayments may be made at any time without penalty. Interest is accrued at a rate of 9% per annum and interest payments are to be made quarterly at the end of each calendar quarter, or at such earlier date that the Term Promissory Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided therein. Interest began to run from the date that the monies were advanced to the Company.

     During November and December 1996, the Company and Loeb Holding Corporation signed four (4) eighteen (18) month Promissory Notes whereby Loeb Holding Corporation loaned the Company the sums of $75,000, $30,000, $10,000 and $95,000 (totaling $210,000). The Promissory Notes, which bear interest at 10%, mature on May 11, 1998, May 25, 1998, June 2, 1998 and June 9, 1998, respectively.

ITEM 7.           MATERIAL FILED AS EXHIBITS.

                  Exhibit A.                Copies of Promissory Notes
                  Exhibit B.                Copies of Consulting Agreement

 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 24, 1997

                               Thomas L. Kempner and William A. Perlmuth, Ttes. U/W C.M. Loeb F/B/O Thomas L. Kempner

                               By:/s/ Thomas L. Kempner
                                      Thomas L. Kempner, Trustee

                               Thomas L. Kempner, Henry A. Loeb, Elisabeth L. Levin and Jean L. Troubh, Ttes.U/W C.M. Loeb F/B/O Henry A. Loeb's Children

                               By:/s/ Thomas L. Kempner
                                      Thomas L. Kempner, Trustee

                               By:/s/ Warren D. Bagatelle
                                      Warren D. Bagatelle

                               HSB Capital

                               By:/s/ Warren D. Bagatelle
                                      Warren D. Bagatelle, Partner

                               Loeb Partners Corporation

                               By:/s/ Thomas L. Kempner
                                      Thomas L. Kempner,
                                      Chief Executive Officer

                                                            Exhibit A
                                PROMISSORY NOTE
 $475,000.00                                      DATED: September 5, 1995

     FOR VALUE RECEIVED, the undersigned (The Maker) promises to pay to the order of Loeb Holding Corporation, as agent, or to any successor holder of this Note being referred to as the Lender, or to such other person or at such other place as the Lender may from time to time designate in writing, the principal sum of Four Hundred Seventy Five Thousand ($475,000.00) Dollars, together with interest on the unpaid balance from time to time outstanding from the date of this Note at the rate of interest and in the manner hereinafter provided.

     1. Advances. Loeb shall advance to CTL such sums as CTL shall require from time to time, up to a maximum of $475,000.00. CTL acknowledges receipt of six advances as follows:

          A. On or about February 12, 1995, in the principal sum of $60,000.00, pursuant to an Interim Loan Agreement executed on or about that date.

          B. On or about March 21, 1995, in the principal sum of $25,000.00, pursuant to a Second Interim Loan Agreement executed on or about that date.

          C. On or about May 2, 1995, in the principal sum of $185,000.00, pursuant to a Third Interim Loan Agreement executed on or about that date.

          D. On or about May 11, 1995, in the principal sum of $40,000.00, pursuant to a Fourth Interim Loan Agreement executed on or about that date.

          E. On or about June 21, 1995, in the principal sum of $50,000.00, pursuant to a Fifth Interim Loan Agreement executed on or about that date.

          F. On or about July 3, 1995, in the principal sum of $75,000.00, pursuant to Sixth Interim Loan Agreement executed on or about that date.

     Repayment of the aforesaid advances shall be governed by this promissory note, and not by the provisions of any of the Interim Loan Agreements. The said Interim Loan Agreement, Second Interim Loan Agreement, Third Interim Loan Agreement, Fourth Interim Loan agreement, Fifth Interim Loan Agreement, and Sixth Interim Loan Agreement are hereby declared null and void.

     2. Payments.

          A. Interest. CTL shall pay interest on all sums advanced by Loeb at the rate of nine (9%) per cent per annum. Said payments shall be made quarterly at the end of each calendar quarter, or at such earlier date that this Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein. Interest shall begin to run from the date that the monies are or were advanced to the Maker. On March 31, 1996, all interest that has accrued through that date shall be calculated and shall be paid in four equal installments on March 31, 1996, June 30, 1996 and September 30, 1996 and December 31, 1996. In addition, the first quarterly interest payment shall be made on March 31, 1996, for interest due for the first quarter of 1996, and quarterly interest payments shall be made thereafter on March 31st, June 30th, and September 30th and December 31st of each year.

          B. Principal. The principal amount of the note shall be repaid by CTL in twelve (12) equal quarterly installments, the first principal payment to be made two years from the date of this Promissory Note.

     3. Prepayment. This Note may be paid in part or in whole at any time prior to maturity without the prior written consent of the Lender.

     4. Repayment Priority. At the time of payment of all or any portion of the Loan Balance, the proceeds shall be applied by the Lender, first, to the payment of interest then due, second to the payment of the then outstanding principal balance under this Note, and third, to any other payments and charges due under this Note.

     5. Waivers by the maker. The Maker hereby waives presentment for payment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note. The Maker's liability hereunder shall remain unimpaired notwithstanding any extension of the time of payment or other indulgence granted by the Lender.

     6. The following events shall constitute a default by Maker:

     A. Any default under the Memorandum of Sale of Corporate Stock.

     B. The filing of a bankruptcy petition under either Chapter 7 or Chapter 11 of the United States Bankruptcy Code, or the filing of an assignment for the benefit of creditors.

     C. The failure to make timely payment of interest or principal, which has not been cured within ten (10) days of the date said payment of interest or principal is due.

     Lender shall not be required to give notice of default to Maker. In the event of a default by Maker, all amounts due under both notes shall, at the option of the Lender, become accelerated and shall be due and payable immediately. From and after the date of default, the interest rate on both notes shall be fifteen (15%) PER ANNUM.

     7. Governing Law. The Maker agrees that this NOte shall be construed in accordance with and governed by the Law of New York.

     8. Severability. The terms and provisions of this Note are severable, and if any term or provision shall be determined to be superseded, illegal, invalid or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise affect the validity, legality or enforceability of any of the remaining terms and provisions of this Note.

              (THE REMAINDER OF THIS PAGE IS INTENDED TO BE BLANK)

     WHEREFORE, CORPORATE TRAVEL LINK, INC., hereby executes this note, which has been duly authorized by a resolution of its Board of directors, this 5th day of September, 1995.

                                     CORPORATE TRAVEL LINK, INC.

                                     By: /S/ Joseph Cutrona
                                         Joseph Cutrona, President

ATTEST:
/S/ Steven E. Pollan, Secretary      By:/S/ Mark A. Kenny
                                        Mark A. Kenny, President

                                     By:/S/ Steven E. Pollan
                                        Steven E. Pollan, Secretary

                                 PROMISSORY NOTE
 25,000.00                                        DATED: September 5, 1995

     FOR VALUE RECEIVED, the undersigned (The Maker) promises to pay to the order of Loeb Holding Corporation, as agent, or to any successor holder of this Note being referred to herein as the Lender, or to such other person or at such other place as the Lender may from tim to time designate in writing, the principal sum of Twenty Five Thousand ($25,000.00) dollars, together with interest on the unpaid balance from time to time outstanding from the date of this Note at the rate of interest and in the manner hereinafter provided.

     1. Advances. Loeb shall advance to CTL such sums as CTL shall require from time to time, up to a maximum of $25,000.00.

     2. Payments.

     A. Interest. CTL shall pay interest on all sums advanced by Loeb at the rate of nine (9%) per cent per annum. Said payments shall be made in accordance with the provisions of this Promissory Note, or at such earlier date that this Promissory Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein. Interest shall begin to run from the date that the monies are or were advanced to the Maker. On March 31, 1996, all interest that has accrued through that date shall be calculated and shall be paid in four equal installments on March 31, 1996, June 30, 1996 and September 30, 1996 and December 31, 1996. In addition, the first quarterly interest payment shall be made on March 31, 1996, for interest due dor the first quarter of 1996, and quarterly interest payments shall be made thereafter on March 31st, June 30th, September 30th and December 31st of each year.


     B. Principal. The principal amount of the note shall be repaid by CTL in Twelve (12) equal quarterly installments, the first principal payment to be made on April 1, 1998, or such earlier date as this note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein.

     3. Prepayment. This Note may be paid in part or in whole at any time prio to maturity only with the prior written consent of the Lender.

     4. Repayment Priority. At the time of payment of all or any portion of the Loan Balance, the proceeds shall be applied by the Lender, first, to the payment of interest then due, second to the payment of the then outstanding principal balance under this Note and, third, to any other payments and charges due under this Note.

     5. Conversion. This note will be convertible at the sole option of the holder under the circumstances more fully described herein.

     A. When Conversion is Permitted. This note will be convertible into a maximum of one-third of the fully diluted, fully paid and non-assessable shares of the common stock of Corporate Travel Link, Inc. pursuant to a sliding scale based upon the audited pre-tax profits of Corporate Travel Link, Inc., during calendar years 1996 and 1997. If the audited pre-tax profits of Corporate Travel Link, Inc., equal eighty (80%) per cent or more of the projected audited pre-tax profits, Loeb shall have no right of conversion. If the audited pre-tax profits of Corporate Travel Link, Inc., are fifty (50%) per cent or less of the projected audited pre-tax profits, Loeb shall have the sole option to convert this note into one-third of the fully diluted, fully paid and non-assessable authorized, issued and outstanding shares of the common stock of Corporate Travel Link, Inc. If the audited pre-tax profits of Corporate Travel Link, Inc., are between fifty (50%) per cent and eighty (80%) per cent of the projected audited pre-tax profits, then this note is convertible into a PRO RATA portion of the shares of stock.

     B. Manner of Converting. In order to exercise the conversion privilege, the holder of this note shall surrender it to Corporate Travel Link, Inc. If the stock into which this note is convertible is to be issued in a name or names other than that of the registered owner of this Note, then this note must be accompanied by a proper assignment, together with a other applicable written instructions. After conversion, the holder will not be entitled to any interest on this note not due and payable at or prior to the date of conversion.

     C. Projected pre-tax profits. The projected pre-tax profits of Corporate Travel Link, Inc. are as follows:

          Calendar year 1995       Break even
          Calendar year 1996       $2,200,000.00
          Calendar year 1997       $2,7,000.00

     D. Computation of Pre-tax Profits. In determining whether or not Corporate Travel Link, Inc., has reached its projected pre-tax profit level for Calendar Year 1996 and 1997, the audit of the accountants of Corporate Travel Link, Inc., shall be presumed to be accurate for all purposes pursuant to this Promissory Note.

     E. If conversion is permitted pursuant to the provisions of this agreement, the Lender may at its option convert only a portion of this note into an appropriate number of the fully diluted, fully paid and non-asessable shares of the common stock of the Maker.

     6. Waivers by the Maker. The Maker hereby waives presentment for payment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note. The Maker's liability hereunder shall remain unimpaired notwithstanding any extension of the time of payment or other indulgence granted by the Lender.

     7. Default.  The following events shall constitute a default by Maker:


     A. Any default under the Memorandum of Sale of Corporate Stock.


     B. The filing of a bankruptcy petition under either Chapter 7 or Chapter 11 of the United States Bankruptcy Code, or the filing of an assignment for the benefit of creditors.

     C. The failure to make timely payment of interest or principal, which has not been cured within ten (10) days of the date said payment of interest or principal is due.

     Lender shall not be required to give notice of default to Maker. In the event of a default by Maker, all amount due under both notes shall, at the option of the Lender, become accelerated and shall be due and payable immediately. From and after the date of default, the interest rate on both notes shall be fifteen (15%) PER ANNUM.

     8. Governing Law. The Maker agrees that this Note shall be construed in accordance with and governed by the Law of New York.

     9. Severability. The terms and provisions of this Note are severable, and if any term or provision shall be determined to be superseded, illegal, invalid or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise affect the validity, legality or enforceability of any of the remaining terms and provisions of this Note.

                                       CORPORATE TRAVEL LINK, INC.

                                       By: /S/ Joseph Cutrona, President

ATTEST:
/S/ Steven E. Pollan, Secretary        By: /S/ Mark A. Kenny, Vice President

                                       By: /S/ Steven E Pollan, Secretary

                    COMPUTATION OF CONVERSION PERCENTAGE

     Divide the actual audited pre-tax profit by the projected pre-tax profit to find the ratio that the audited pre-tax profit bears to the projected profit. Multiply this number by 100 to convert it to a percentage figure.

     A. If the percentage is 80% or more, then Loeb will not be entitled to additional stock of Corporate Travel Link, Inc.


    B. If the percentage is 50% or less, then Loeb will be entitled to an additional one-third of the stock of Corporte Travel Link.

     C. If the percentage is less than 80% but greater than or equal to 50%, then Loeb will receive a pro-rated portion of one-third of the stock of Corporate Travel Link, Inc.

     Examples:

     A. In 1996, the projected pre-tax profit is $2,200,000.00. Assume that the actual pre-tax profit is $1,870,000.00. To determine the amount of additional stock (if any) to which Loeb is entitled, divide 1,870,000 by 2,200,000. The result of this division is 0.85. Since 0.85 is greater that 0.8, Loeb is not entitled to additional stock.

     B. In 1996, the projected pre-tax profit is $2,200,000.00. Assume that the actual pre-tax profit is $1,320,000. To determine the amount of additional stock to which Loeb is entitled, divide 1,320,000 by 2,200,000. the result of this division is 0.6. Since 0.6 is two-thirds of the distance between 0.8 and 0.5, then Loeb would be entitled to an additional two-thirds of one-third of the stock of Corporate Travel Link, Inc., or an additional 22.2%.

     C. In 1996, the proojected pre-tax profit is $2,200,000.00. Assume that the actual pre-tax profit is $880,000.00. To determine the amount of additional stock to which Loeb is entitled, divide 880,000 by 2,200,000. The result of this division is 0.4. Since 0.4 is less than 0.5, Loeb would be entitled to an additional one-third of the stock of Corporate Travel Link.

                                                          PROMISSORY NOTE

$12,500.00                                       November 6, 1996

     FOR VALUE RECEIVED, the undersigned (The Maker) promises to pay to the order of Loeb Holding Corporation, as escrow agent (Loeb), or to any successor holder of this Note being referred to herein as the Lender, or to such other person or at such other place as the Lender may from time to time designate in writing, the principal sum of Twelve Thousand Five Hundred ($12,500.00) Dollars, together with interest on the unpaid balance from time to time outstanding from the date of this Note at the rate of interest and in the manner hereinafter provided.

     1. Advances. Loeb shall advance to The Maker such sums as The Maker shall require from time to time, up to a maximum of $12,500.00.

     2. Payments.

                           A.  Interest.  The Maker shall pay
interest on all sums advanced by Loeb at the rate of nine (9%) per cent per annum. Said payments shall be made in accordance with the provisions of this Promissory Note, or at such earlier date that this Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein. Interest shall begin to run from the date that the monies are or were advanced to the Maker. On March 31, 1997, all interest that has accrued through that date shall be calculated and shall be paid in four equal installments on March 31, 1997, June 30, 1997, September 30, 1997 and December 31, 1997. In addition, the first quarterly interest payment shall be made on March 31, 1997, for interest due for the first quarter of 1997, and quarterly interest payments shall be made thereafter on March 31st, June 30th, September 30th and December 31st of each year. B. Principal. The principal amount of the note shall be repaid by the Maker in twelve (12) equal quarterly installments, the first principal payment to be made on April 1, 1998, or such earlier date that this Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein.

     3. Prepayment. This Note may be paid in part or in whole at any time prior to maturity only with the prior written consent of the Lender.

     4. Repayment Priority. At the time of payment of all or any portion of the Loan Balance, the proceeds shall be applied by the Lender, first, to the payment of interest then due, second to the payment of the then outstanding principal balance under this Note and, third, to any other payments and charges due under this Note.

     5. Conversion. This note will be convertible at the sole option of the holder under the circumstances more fully described herein.

                           A.  When Conversion is Permitted.
This Note will be convertible into a maximum of fifteen per cent (15%) of the fully diluted, fully paid and non-assessable shares of the common stock of Genisys Reservation Systems, Inc. (Genisys), pursuant to a sliding scale based upon the audited pre-tax profits of Genisys, during calendar years 1996 and 1997. If the audited pre-tax profits of Genisys, equal eighty per cent (80%) or more of the projected audited profits, Loeb shall have no right of conversion. If the audited pre-tax profits of Genisys are fifty per cent (50%) or less of the projected audited pre-tax profits, Loeb shall have the sole option to convert this Note into fifteen per cent (15%) of the fully-diluted, fully paid and non-assessable authorized, issued and outstanding shares of the common stock of Genisys. If the audited pre-tax profits of Genisys, are between fifty per cent (50%) and eighty per cent (80%) of the projected audited pre-tax profits, then this Note is convertible into a pro rata portion of the shares of stock.

                           B.  Manner of Converting.  In order to
exercise the conversion privilege, the holder of this Note shall surrender it to Genisys. If the stock into which this Note is convertible is to be issued in a name or names other than that of the registered owner of this Note, then this Note must be accompanied by a proper assignment, together with any other applicable written instructions. After conversion, the holder will not be entitled to any interest on this Note not due and payable at or prior to the date of conversion.

                           C.  Projected pre-tax profits.  The projected pre-tax
profits of Genisys are as follows:

                  Calendar year 1996               $2,200,000.00
                  Calendar year 1997               $2,700,000.00

                           D.  Computation of Pretax Profits.  In
determining whether or not Genisys, has reached its projected pre-tax profit level for Calendar Year 1996, the audit of the accountants of Genisys Reservation Systems, Inc., shall be presumed to be accurate for all purposes pursuant to this Promissory Note.

                           E.  If conversion is permitted
pursuant to the provisions of this agreement, the Lender may at its option convert only a portion of this Note into an appropriate number of the fully diluted, fully paid and non-assessable shares of the common stock of the Maker.

                  6. Waivers by the Maker. The Maker hereby waives presentment for payment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note. The Maker's liability hereunder shall remain unimpaired notwithstanding any extension of the time of payment or other indulgence granted by the Lender.

                  7. Default. The following events shall constitute a default by the Maker:
                           A.  Any default under the Memorandum
of Sale of Corporate Stock.

                           B.  The filing of a bankruptcy petition under either
Chapter 7 or Chapter 11 of the United States Bankruptcy Code, or the filing of an assignment for the benefit of creditors.

                           C.  The failure to make timely payment
of interest or principal, which has not been cured within ten (10) days of the date said payment of interest or principal is due. Lender shall not be required to give notice of default to the Maker. In the event of a default by the Maker, all amounts due under both notes shall, at the option of the Lender, become accelerated and shall be due and payable immediately. From and after the date of default, the interest rate on both notes shall be fifteen 15% per annum.

     8. Governing Law. The Maker agrees that this Note shall be construed in accordance with and governed by the Law of New York.

     7. Severability. The terms and provisions of this Note are severable, and if any term or provision shall be determined to be superseded, illegal, invalid or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise affect the validity, legality or enforceability of any of the remaining terms and provisions of this Note.

                               GENISYS RESERVATION SYSTEMS, INC.

                              By:________________________________
ATTEST:                               JOSEPH CUTRONA, President

----------------------------
JOHN H. WASKO, Secretary      By:________________________________
                                   JOHN H.WASKO, Treasurer

                      COMPUTATION OF CONVERSION PERCENTAGE

     Divide the actual audited pre-tax profit by the projected pre-tax profit to find the ratio that the audited pre-tax profit bears to the projected profit. Multiply this number by 100 to convert it to a percentage figure.

                  A. If the percentage is 80% or more, then Loeb will not be entitled to additional stock of Genisys Reservation Systems, Inc.

                  B. If the percentage is 50% or less, then Loeb will be entitled to an additional fifteen per cent (15%) of the stock of Genisys Reservation Systems, Inc.

                  C. If the percentage is less than 80% but greater than or equal to 50%, then Loeb will receive a pro-rated portion of fifteen per cent (15%) of the stock of Genisys Reservation Systems, Inc.

         Examples:

                  A. In 1996, the projected pre-tax profit is $2,200,000.00. Assume that the actual pre-tax profit is $1,870,000.00. To determine the amount of additional stock (if any) to which Loeb is entitled, divide 1,870,000 by 2,200,000. The result of this division is 0.85. Since 0.85 is greater than 0.8, Loeb is not entitled to additional stock.

                  B. In 1996, the projected pre-tax profit is $2,200,000.00. Assume that the actual pre-tax profit is $1,320,000.00. To determine the amount of additional stock to which Loeb is entitled, divide 1,320,000 by 2,200,000. The result of this division is 0.6. Since 0.6 is two-thirds of the distance between 0.8 and 0.5, Loeb would be entitled to an additional two-thirds of 15% of the stock of Genisys Reservation Systems, Inc. or an additional 10%.

                  C. In 1996, the projected pre-tax profit is $2,200,000.00. Assume that the actual pre-tax profit is $880,000.00. To determine the amount of additional stock to which Loeb is entitled, divide 880,000 by 2,200,000. The result of this division is 0.4. Since 0.4 is less than 0.5, Loeb would be entitled to an additional 15% of the stock of Genisys Reservation Systems, Inc.

                                                   PROMISSORY NOTE

$237,500.00                                           DATED: November 6, 1996


     FOR VALUE RECEIVED, the undersigned (The Maker) promises to pay to the order of Loeb Holding Corporation, as escrow agent (Loeb), or to any successor holder of this Note being referred to herein as the Lender, or to such other person or at such other place as the Lender may from time to time designate in writing, the principal sum of Two Hundred Thirty Seven Thousand Five Hundred ($237,500.00) Dollars, together with interest on the unpaid balance from time to time outstanding from the date of this Note at the rate of interest and in the manner hereinafter provided.

                  1. Advances. Loeb shall advance to The Maker such sums as The Maker shall require from time to time, up to a maximum of $237,500.00. The Maker acknowledges receipt of five advances as follows:

                          A. On or about December 1, 1995, in the principal sum
of $50,000.00, pursuant to an Interim Loan Agreement executed on or about that date.

                          B. On or about December 4, 1995, in the principal sum
of $100,000.00, pursuant to a Second Interim Loan Agreement executed on or about that date.

                          C.  On or about January 16, 1996, in the principal
sum of $50,000.00, pursuant to a Third Interim Loan Agreement executed on or about that date.

                           D.  On or about February 23, 1996, in the principal
sum of $25,000.00, pursuant to a Fourth Interim Loan Agreement executed on or about that date.

                           E.  On or about March 12, 1996, in the principal sum
of $12,500.00, pursuant to a Fifth Interim Loan Agreement executed on or about that date.

     Repayment of the aforesaid advances shall be governed by this Promissory Note, and not by the provisions of any of the Interim Loan Agreements. The said Interim Loan Agreement, Second Interim Loan Agreement, Third Interim Loan Agreement, Fourth Interim Loan Agreement, and Fifth Interim Loan Agreement are hereby declared null and void.

                  2.  Payments.

                           A.  Interest.  The Maker shall pay
interest on all sums advanced by Loeb at the rate of nine (9%) per cent per annum. Said payments shall be made quarterly at the end of each calendar quarter, or at such earlier date that this Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein. Interest shall begin to run from the date that the monies are or were advanced to the Maker. On March 31, 1997, all interest that has accrued through that date shall be calculated and shall be paid in four equal installments on March 31, 1997, June 30, 1997, September 30, 1997 and December 31, 1997. In addition, the first quarterly interest payment shall be made on March 31, 1997, for interest due for the first quarter of 1997, and quarterly interest payments shall be made thereafter on March 31st, June 30th, September 30th and December 31st of each year.

                            B. Principal. The principal amount of the note shall
be repaid by The Maker in twelve (12) equal quarterly installments, the first principal payment to be made two years from the date of this Promissory Note.

     3. Prepayment. This Note may be paid in part or in whole at any time prior to maturity without the prior written consent of the Lender.

     4. Repayment Priority. At the time of payment of all or any portion of the Loan Balance, the proceeds shall be applied by the Lender, first, to the payment of interest then due, second to the payment of the then outstanding principal balance under this Note and, third, to any other payments and charges due under this Note.

     5. Waivers by the maker. The Maker hereby waives presentment for payment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note. The Maker's liability hereunder shall remain unimpaired notwithstanding any extension of the time of payment or other indulgence granted by the Lender.

     6. The following events shall constitute a default by the Maker:

                  A. Any default under the Memorandum of Sale of Corporate Stock.

                  B. The filing of a bankruptcy petition under either Chapter 7 or Chapter 11 of the United States Bankruptcy Code, or the filing of an assignment for the benefit of creditors.

                  C. The failure to make timely payment of interest or principal, which has not been cured within ten (10) days of the date said payment of interest or principal is due.

     Lender shall not be required to give notice of default to the Maker. In the event of a default by the Maker, all amounts due under both notes shall, at the option of the Lender, become accelerated and shall be due and payable immediately. From and after the date of default, the interest rate on both notes shall be fifteen per cent (15%) per annum.

     7. Governing Law. The Maker agrees that this Note shall be construed in accordance with and governed by the Law of New York.

     8. Severability. The terms and provisions of this Note are severable, and if any term or provision shall be determined to be superseded, illegal, invalid or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise affect the validity, legality or enforceability of any of the remaining terms and provisions of this Note.

                  WHEREFORE, GENISYS RESERVATION SYSTEMS, INC., hereby executes this Note, which has been duly authorized by a resolution of its Board of Directors, this 6th day of November, 1996.


                                 GENISYS RESERVATION SYSTEMS, INC.

                              By:________________________________
ATTEST:                             JOSEPH CUTRONA, President

----------------------------
JOHN H. WASKO, Secretary      By:________________________________
                                   JOHN H. WASKO, Treasurer

                                PROMISSORY NOTE

$75,000.00                                              NOVEMBER 11, 1996

     FOR VALUE RECEIVED, the undersigned (The Maker) promises to pay to the order of Loeb Holding Corporation, or to any successor holder of this Note being referred to herein as the Lender, or to such other person or at such other place as the Lender may from time to time designate in writing, the principal sum of Seventy Five Thousand ($75,000.00) Dollars, together with interest on the unpaid balance from time to time outstanding from the date of this Note at the rate of interest and in the manner hereinafter provided.

     1. Maturity. The entire outstanding unpaid principal balance of this Note, together with all accrued but unpaid interest, and all other charges and payments due under this Note (herein collectively called the Loan Balance) shall be due and payable on May 11, 1998, or such earlier date that this Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein.

     2. Basic Interest Payments. The Maker shall pay interest on the unpaid principal of this Note at an interest rate of 10% per annum payable quarterly in arrears. The first interest payment is due on February 11, 1997.

     3. Prepayment. This Note may be paid in part or in whole at any time prior to maturity without the prior written consent of the Lender.

     4. Repayment Priority. At the time of payment of all or any portion of the Loan Balance, the proceeds shall be applied by the Lender, first, to the payment of interest then due, second to the payment of the then outstanding principal balance under this Note and, third, to any other payments and charges due under this Note.

     5. Default. The failure to make timely payment of interest or principal, which has not been cured within ten (10) days of the date said payment of interest or principal is due, shall constitute a default by the Maker. In the event of a default by Maker, all amounts due under this Note shall, at the option of the Lender, become accelerated and shall be due and payable immediately.

     6. Waivers by the Maker. The Maker hereby waives presentment for payment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note. The Maker's liability hereunder shall remain unimpaired notwithstanding any extension of the time of payment or other indulgence granted by the Lender.

     7. Governing Law. The Maker agrees that this Note shall be construed in accordance with and governed by the laws of the State of New York.

     8. Severability. The terms and provisions of this Note are severable, and if any term or provision shall be determined to be superseded, illegal, invalid or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise affect the validity, legality or enforceability of any of the remaining terms and provisions of this Note.

     IN WITNESS WHEREOF, the parties have executed this promissory note this 11th day of November, 1996.

                                   GENISYS RESERVATION SYSTEMS, INC.

                                   By: /S/ Joseph Cutrona
                                           Joseph Cutrona, President

ATTEST:
/S/ John H. Wasko
    John H. Wasko,
    Secretary & Treasurer

                                PROMISSORY NOTE

$30,000.00                                             NOVEMBER 25, 1996


     FOR VALUE RECEIVED, the undersigned (The Maker) promises to pay to the order of Loeb Holding Corporation, or to any successor holder of this Note being referred to herein as the Lender, or to such other person or at such other place as the Lender may from time to time designate in writing, the principal sum of Thirty Thousand ($30,000,00)Dollars, together with interest on the unpaid balance from time to time outstanding from the date of this Note at the rate of interest and in the manner hereinafter provided.

     1. Maturity. The entire outstanding unpaid principal balance of this Note, together with all accrued but unpaid interest, and all other charges and payments due under this Note (herein collectively called the Loan Balance) shall be due and payable on May 25, 1998, or such earlier date that this Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein.

     2. Basic Interest Payments. The Maker shall pay interest on the unpaid principal of this Note at an interest rate of 10% per annum payable quarterly in arrears. The first interest payment is due on March 2, 1997.

     3. Prepayment. This Note may be paid in part or in whole at any time prior to maturity without the prior written consent of the Lender.

     4. Repayment Priority. At the time of payment of all or any portion of the Loan Balance, the proceeds shall be applied by the Lender, first, to the payment of interest then due, second to the payment of the then outstanding principal balance under this Note and, third, to any other payments and charges due under this Note.

     5. Default. The failure to make timely payment of interest or principal, which has not been cured within ten (10) days of the date said payment of interest or principal is due, shall constitute a default by the Maker. In the event of a default by Maker, all amounts due under this Note shall, at the option of the Lender, become accelerated and shall be due and payable immediately.

     6. Waivers by the Maker. The Maker hereby waives presentment for payment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note. The Maker's liability hereunder shall remain unimpaired notwithstanding any extention of the time of payment or other indulgence granted by the Lender.

     7. Governing Law. The Maker agrees that this Note shall be construed in accordance with and governed by the laws of the State of New York.

     8. Severability. The terms and provisions of this Note are severable, and if any term or provision shall be determined to be superseded, illegal, invalid or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise affect the validity, legality or enforceability of any of the remaining terms and provisions of this Note.

     IN WITNESS WHEREOF, the parties have executed this promissory note this 25th day of November, 1996.


                                        GENISYS RESERVATION SYSTEMS, INC.


                                        By:_____________________________
                                           JOSEPH CUTRONA, President


ATTEST:


----------------------------
JOHN H. WASKO,
Secretary & Treasurer

                                PROMISSORY NOTE

$10,000.00                                             DECEMBER 2, 1996


     FOR VALUE RECEIVED, the undersigned (The Maker) promises to pay to the order of Loeb Holding Corporation, or to any successor holder of this Note being referred to herein as the Lender, or to such other person or at such other place as the Lender may from time to time designate in writing, the principal sum of Ten Thousand ($10,000.00) Dollars, together with interest on the unpaid balance from time to time outstanding from the date of this Note at the rate of interest and in the manner hereinafter provided.

     1. Maturity. The entire outstanding unpaid principal balance of this Note, together with all accrued but unpaid interest, and all other charges and payment due under this Note (herein collectively called the Loan Balance) shall be due and payable on June 2, 1998, or such earlier date that this Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein.

     2. Basic Interest Payments. The Maker shall pay interest on the unpaid principal of this Note at an interest rate of 10% per annum payable quarterly in arrears. The first interest payment is due on March 2, 1997.

     3. Prepayment. This Note may be paid in part or in whole at any time prior to maturity without the prior written consent of the Lender.

     4. Repayment Priority. At the time of payment of all or any portion of the Loan Balance, the proceeds shall be applied by the Lender, first, to the payment of interest then due, second to the payment of the then outstanding principal balance under this Note and, third, to any other payments and charges due under this Note.

     5. Default. The failure to make timely payment of interest or principal, which has not been cured within ten (10) days of the date said payment of interest or principal is due, shall constitute a default by the Maker. In the event of a default by Maker, all amounts due under this Note shall, at the option of the Lender, become accelerated and shall be due and payable immediately.

     6. Waivers by the Maker. The Maker hereby waives presentment for payment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note. The Maker's liability hereunder shall remain unimpaired notwithstanding any extention of the time of payment or other indulgence granted by the Lender.

     7. Governing Law. The Maker agrees that this Note shall be construed in accordance with and governed by the laws of the State of New York.

     8. Severability. The terms and provisions of this Note are severable, and if any term or provision shall be determined to be superseded, illegal, invalid or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise affect the validity, legality or enforceability of any of the remaining terms and provisions of this Note.

     IN WITNESS WHEREOF, the parties have executed this promissory note this 2nd day of December, 1996.


                                        GENISYS RESERVATION SYSTEMS, INC.


                                        By:_____________________________
                                           JOSEPH CUTRONA, President


ATTEST:

----------------------------
JOHN H. WASKO,
Secretary & Treasurer

                                PROMISSORY NOTE

$95,000.00                                             DECEMBER 9, 1996


     FOR VALUE RECEIVED, the undersigned (The Maker) promises to pay to the order of Loeb Holding Corporation, or to any successor holder of this Note being referred to herein as the Lender, or to such other person or at such other place as the Lender may from time to time designate in writing, the principal sum of Ninety Five Thousand Dollars ($95,000,00), together with interest on the unpaid balance from time to time outstanding from the date of this Note at the rate of interest and in the manner hereinafter provided.

     1. Maturity. The entire outstanding unpaid principal balance of this Note, together with all accrued but unpaid interest, and all other charges and payment due under this Note (herein collectively called the Loan Balance) shall be due and payable on June 9, 1998, or such earlier date that this Note becomes due and payable as a result of acceleration, prepayment or as otherwise provided herein.

     2. Basic Interest Payments. The Maker shall pay interest on the unpaid principal of this Note at an interest rate of 10% per annum payable quarterly in arrears. The first interest payment is due on March 9, 1997.

     3. Prepayment. This Note may be paid in part or in whole at any time prior to maturity without the prior written consent of the Lender.

     4. Repayment Priority. At the time of payment of all or any portion of the Loan Balance, the proceeds shall be applied by the Lender, first, to the payment of interest then due, second to the payment of the then outstanding principal balance under this Note and, third, to any other payments and charges due under this Note.

     5. Default. The failure to make timely payment of interest or principal, which has not been cured within ten (10) days of the date said payment of interest or principal is due, shall constitute a default by the Maker. In the event of a default by Maker, all amounts due under this Note shall, at the option of the Lender, become accelerated and shall be due and payable immediately.

     6. Waivers by the Maker. The Maker hereby waives presentment for payment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note. The Maker's liability hereunder shall remain unimpaired notwithstanding any extention of the time of payment or other indulgence granted by the Lender.

     7. Governing Law. The Maker agrees that this Note shall be construed in accordance with and governed by the laws of the State of New York.

     8. Severability. The terms and provisions of this Note are severable, and if any term or provision shall be determined to be superseded, illegal, invalid or otherwise unenforceable in whole or in part, such determination shall not in any manner impair or otherwise affect the validity, legality or enforceability of any of the remaining terms and provisions of this Note.

     IN WITNESS WHEREOF, the parties have executed this promissory note this 2nd day of December, 1996.


                                        GENISYS RESERVATION SYSTEMS, INC.


                                        By:_____________________________
                                           JOSEPH CUTRONA, President


ATTEST:


----------------------------
JOHN H. WASKO,
Secretary & Treasurer

                                                       Exhibit B

                                                      September 5, 1995

Mr. Joseph Cutrona
President
Corporate Travel Link, Inc.
P.O. Box 2440
Newark, New Jersey 07114

Dear Mr. Cutrona:

     This is to confirm our Agreement whereby Corporate Travel Link, Inc. (hereby to known as the "Company") has requested Loeb Partners Corporation ("LOEB") to render services to it and LOEB has agreed to render such services on the terms and conditions set forth herein:

     1. The Company hereby retains LOEB for the three (3) year period commencing on the date hereof to render consulting advice to the Company as its exclusive investment banker relating to financial and similar matters. During the term of this Agreement, LOEB will provide the Company with such regular and customary consulting advice as is reasonably requested by the Company. It is understood and acknowledged by the parties that the value of LOEB's advice is not measurable in any quantitative manner and LOEB shall be obligated to render advice upon the request of the Company in good faith, but shall not be obligated to spend any specific amount of time in doing so.

     2. As full compensation for the services to be rendered by LOEB pursuant to Paragraphs 1 and 3 hereof, the Company shall pay LOEB a retainer of $36,000 per annum, payable monthly in installments of $3,000 each, in advance, on the first day of every month for the duration of this Agreement. In addition, the Company shall reimburse LOEB for any and all reasonable out-of-pocket expenses incurred by it on the Company's behalf with the Company's approval and upon the presentation by LOEB of supporting documentation.

     3. LOEB will, upon the request of the Company, consult with the Company's management and provide recommendations concerning financial and related matters, including:

             A.       Changes in the capitalization of the Company;
             B.       Changes in the Company's corporate structure;
             C.       Redistribution of shareholdings of the Company's stock;
             D.       Offerings of securities to the public;
             E.       Sales of securities in private transactions;
             F.       Alternative uses of corporate assets;
             G.       Structure and use of debt.

     4. If LOEB assists the Company in the private sale or distribution of securities, LOEB will be paid at the closing of such a transaction a cash commission of five percent (5%) of the gross amount raised plus reimbursement of all related expenses. In addition, LOEB shall receive warrants to purchase securities in the Company equal to five percent (5%) of the securities sold through such transaction and at the price paid by the purchasers, for a period of five years commencing from the closing of the transaction.

     5. LOEB agrees to furnish advice to the Company in connection with the acquisition of and/or merger with other companies, joint ventures with any third parties and any other financing (other than the private or public sale of the Company's securities for cash or any ordinary commercial bank loan or line of credit) including without limitation, the sale of the Company itself (or any significant percentage, subsidiaries or affiliates thereof).

     In the event that such transaction occur during the term of this Agreement which result from, or are caused by, introductions made by LOEB, or if LOEB, at the request of the Company, performs services (other that the regular and customary consulting advice described in paragraph 1) on a transaction which it has not so introduced, the Company shall pay fees to LOEB as follows:


             -0-               $1,000,000     Minimum fee $50,000

         $1,000,000            $3,000,000     $50,000 plus 5% of legal
                                              consideration in excess of
                                              $1,000,000

         $3,000,000            $5,000,000     $150,000 plus 3% of legal
                                              consideration in excess of
                                              $3,000,000

         Over $5,000,000                      $210,000 plus 1% of legal
                                              consideration in excess of
                                              $5,000,000

     Legal consideration is defined, for the purpose of this Agreement, as the total of stock (valued at market on the day of closing, or if there is no public market, valued as set forth herein for other property) cash and assets and property or other benefits exchanged by the Company as consideration (all valued at fair market value as agreed or, if not, by any independent appraiser), irrespective of period of payment or terms.

     6. The Company may request that LOEB provide services outside the normal scope of this Agreement. The fees to be paid for such services shall be agreed upon separately at the time of such request.

     7. All fees where applicable under this Agreement are due and payable to LOEB in cash at the closing of any transaction. In the event that this Agreement shall not be renewed for a period of twelve (12) months or if terminated for any reason notwithstanding any such renewal or termination, LOEB shall be entitled to a full fee for any transaction contemplated by Paragraphs 4 and 5 hereof commenced during such period and closed within a period of twelve (12) months after non-renewal or termination.

     8. Use of the LOEB name in annual reports or any other reports of the Company or releases by the Company shall have the prior written approval of LOEB.

     9. LOEB shall have the right of first refusal on any future private or public financing for a period of 5 years from the commencement date of this Agreement.

     If the foregoing correctly sets forth the understanding between LOEB and the Company with respect to the foregoing, please so indicate your agreement by signing in the place provided below at which time this letter shall become a binding contract.

                                    Loeb Partners Corporation

                                    By: ______________________
                                        Warren D. Bagatelle
                                        Managing Director

ACCEPTED & AGREED:

Corporate Travel Link, Inc.

By:_________________________
   Joseph Cutrona, President